787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

June 12, 2006

Michael Pressman, Esq.
Special Counsel
Securities and Exchange Commission
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Topps Company, Inc. PREC 14A filed May 11, 2006 File No. 0-15817

Dear Mr. Pressman:

On behalf of The Topps Company, Inc. (the ‘‘Company’’), we are delivering (and transmitting via EDGAR) with this letter for filing under the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission, Amendment No. 1 (‘‘Amendment No. 1’’) to the Preliminary Proxy Statement on Schedule 14A (File No. 0-15817) (the ‘‘Preliminary Proxy Statement’’), marked to show changes from the Preliminary Proxy Statement filed on May 11, 2006 (the ‘‘Original Preliminary Proxy Statement’’). We are responding to the Staff’s comment contained in its letter dated May 11, 2006. For your convenience, this letter sets forth in italics the Staff’s comment before our response.

General

Other Voting Matters, page 9

1.	We note that the preliminary proxy statement filed by Pembridge on May 17, 2006 reflects that its proposals are precatory in nature. Please update your disclosure accordingly.

The Company has revised the disclosure to reflect that Pembridge’s proposals to amend the Company’s Restated Certificate of Incorporation (the ‘‘Certificate of Incorporation’’) and the Restated By-Laws (the ‘‘By-Laws’’) are precatory in nature. Please see page 13 of the Preliminary Proxy Statement.

* * * * *

We hope the foregoing information is helpful. If we can be of any assistance to the Staff in explaining our response or the changes in Amendment No. 1, please let us know. Please contact me with any questions or comments at (212) 728-8512.

Sincerely,

/s/ Holly K. Youngwood

Holly K. Youngwood

cc:    Mr. Arthur T. Shorin, The Topps Company, Inc.